ANZU SPECIAL ACQUISITION CORP I

12610 Race Track Road, Suite 250

Tampa, Florida 33626

September 13, 2023

VIA EDGAR

Benjamin Richie

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Anzu Special Acquisition Corp I

Registration Statement on Form S-4 (File No. 333-271920)

Dear Mr. Richie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Anzu Special Acquisition Corp I (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-271920) to 4:05 p.m., Eastern Time, on September 14, 2023 or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to David P. Slotkin, the Company’s counsel at Morrison & Forester LLP, at (202) 887-1554.

Very truly yours, Anzu Special Acquisition Corp I

By:	/s/ Daniel J. Hirsch
Name:	Daniel J. Hirsch
Title:	Chief Financial Officer